EXHIBIT 2.15

                                                      February 1, 1999



Auto Parts Express, LLC
c/o 15710 John F. Kennedy Blvd.
Suite 700
Houston, TX  77032-2347

and

A.P.S., Inc.
15710 John F. Kennedy Blvd.
Suite 700
Houston, TX  77032-2347

Gentlemen:

            This letter agreement (this "AGREEMENT") sets forth our understanding with respect to the details of the agreement of Auto Parts Express, LLC ("Auto Parts") to purchase merchandise from A.P.S., Inc. ("APS").

            1. Subsequent to and subject to the closing under that certain Asset Purchase Agreement (the "ASSET PURCHASE AGREEMENT"), dated as of January 11, 1999 by and among APS Holding Corporation, certain of its subsidiaries, and Auto Parts, Auto Parts agrees to purchase from APS, and APS agrees to sell to the Auto Parts, Auto Parts' requirements for merchandise (the "MERCHANDISE") that APS has on hand, subject to, with respect to any Merchandise order from Auto
Parts: (i) APS' ability to ship the Merchandise within the standard APS internal replenishment cycle of ten (10) days (the "APS REPLENISHMENT CYCLE"); and (ii) the inventory mix being acceptable to both parties . The Company will continue to purchase its requirements of Merchandise from APS for as long as APS has Merchandise on hand that it can ship within the APS Replenishment Cycle. Auto Parts hereby acknowledges and agrees that APS shall have no liability if it is unable to fulfill any of Auto Parts's requirements hereunder.

            2. Auto Parts shall pay to APS eighty percent (80%) of the PIMS Inventory Value (the "PURCHASE PRICE") for each item of Merchandise purchased by the Company pursuant to this Agreement. APS shall bill Auto Parts for the Merchandise in accordance with APS' normal billing cycle on APS' normal terms of 2% ten days, net thirty, and Auto Parts shall pay by wire transfer for the Merchandise in accordance with such terms. Auto Parts shall pay all amounts owed to APS hereunder without offset or counterclaim for any amounts which Auto Parts may claim is owed to it under the Asset Purchase Agreement or any of the Ancillary Agreements. Auto Part's failure to pay for any Merchandise within the terms set forth herein shall be deemed to
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be a material breach and trigger APS' termination rights under the applicable
Ancillary Documents.

            3. All Merchandise purchased by Auto Parts pursuant to this Agreement shall be shipped freight prepaid by APS.

            4. Both parties to this Agreement understand that, based upon the inventory mix in the APS inventory system as of the date of this Agreement and Auto Parts' forecasted purchase requirements, and pursuant to the terms of this Agreement, Auto Parts would purchase approximately $4,000,000 of Merchandise at PIMS Inventory Value. Notwithstanding the foregoing, both parties to this Agreement further understand that this estimate of the amount of Merchandise that will be purchased by Auto Parts represents merely a good faith estimate.

            5. Capitalized terms used herein and not otherwise defined have the respective meanings assigned to them in the Asset Purchase Agreement.


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      If this correctly reflects your understanding of this Agreement, please so indicate by signing below.

                                          Very truly yours,

                                          A.P.S., INC.


                                          By:  /s/ BETTINA M. WHYTE
                                             Name: Bettina M. Whyte
                                             Title: President and Chief
                                                      Executive Officer

ACCEPTED AND AGREED:



AUTO PARTS EXPRESS, LLC

By:  /s/ E. EUGENE LAUVER
      Name: E. Eugene Lauver
      Title: Executive Vice President


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